January 30, 2020

Michael McCabe
Chief Executive Officer
Lucent, Inc.
622 Pine Avenue
Whitefish, Montana 59937

       Re: Lucent, Inc.
           Amendment No. 2 to Registration Statement on Form S-1
           Filed January 21, 2020
           File No. 333-232218

Dear Mr. McCabe:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 18, 2019 letter.

Amendment No. 2 to Registration Statement on Form S-1

Capitalization, page 3

1. Please revise pro forma capitalization assuming the minimum and maximum number of shares are sold to address the following:
         The amount of offering proceeds deposited into the Escrow account should be separately presented below current assets as cash deposited in the escrow account.
         Shares of common stock subject to redemption should be separately presented below long-term liabilities as temporary equity.
         Pro forma common stock should represent the par value of outstanding shares net of the number of shares subject to redemption.
         Additional paid-in capital should represent the net proceeds of the offering net of the amounts allocated to temporary equity and par value of common stock. Michael McCabe
Lucent, Inc.
January 30, 2020
Page 2
           Since you have no long-term debt obligations, capitalization should equal proforma stockholder's equity.
Use of Proceeds, page 15

2. Please explain to us why the total offering proceeds do not reflect the expenses of the offering given the shareholder advances are presented as a current liability. Please note that this comment also relates to the capitalization table on page 3 and dilution disclosures on page 16.
Dilution, page 16

3. Please show us how you computed net book value and net book value per share after the offering assuming the minimum and maximum number of shares are sold. Please refer to the comment above regarding pro forma capitalization.
      You may contact Bill Thompson at 202-551-3344 if you have questions regarding comments on the financial statements and related matters. Please contact Jacqueline Kaufman at
202-551-3797 or Jennifer L pez at 202-551-3792 with any other questions.



                                                            Sincerely,
FirstName LastNameMichael McCabe
                                                            Division of
Corporation Finance
Comapany NameLucent, Inc.
                                                            Office of Trade &
Services
January 30, 2020 Page 2
cc:       Elaine Dowling, Esq.
FirstName LastName